UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Retirement and Savings Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Accountants	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2001 and 2000	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2001 and 2000	4

Notes to Financial Statements	5-14

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year,
December 31, 2001	15

Schedule of Reportable Transactions for the year ended
December 31, 2001	16

Signatures	17

Exhibit Index	18

Consent of Independent Accountants	19

Report of Independent Accountants

To the Retirement and Savings Plan Committee
Humana Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Louisville, Kentucky

June 7, 2002

Humana Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000
	2001			2000
	Participant	Nonparticipant		Participant	Nonparticipant
ASSETS	Directed	Directed	Total	Directed	Directed	Total

Investments, at fair value/contract value:
Plan interest in Master Trust	$412,344,297	$57,612,418	$469,956,715	$440,114,241	$68,317,808	$508,432,049

Other assets allocated from Master Trust:
Cash	1,587	-	1,587	-	-	-
Receivable from participating employers for participant
withholdings and employers' contributions	19,449,615	407,145	19,856,760	17,756,069	279,276	18,035,345
Accrued interest and dividends	18,798	-	18,798	9,703,914	-	9,703,914

Total assets	431,814,297	58,019,563	489,833,860	467,574,224	68,597,084	536,171,308

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
Cash overdraft	-	-	-	24,335	-	24,335
Due to broker	-	-	-	505,289	-	505,289
Accrued expenses	108,626	-	108,626	215,700	-	215,700
Forfeited employers' contributions available to
reduce future employers' contributions	1,332	73,708	75,040	9,866	14,774	24,640

Total liabilities	109,958	73,708	183,666	755,190	14,774	769,964

Net assets available for benefits	$431,704,339	$57,945,855	$489,650,194	$466,819,034	$68,582,310	$535,401,344

The accompanying notes are an integral part of the financial statements.

Humana Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2001 and 2000
	2001			2000
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions allocated from Master Trust:
Investment income:
Plan interest in Master Trust investment income:
Interest and dividend income	$8,217,061	$-	$8,217,061	$8,427,187	$-	$8,427,187
Net appreciation in fair value of investments	-	-	-	8,866,576	32,350,997	41,217,573

	8,217,061	-	8,217,061	17,293,763	32,350,997	49,644,760

Contributions:
Participants	30,330,803	-	30,330,803	30,772,615	-	30,772,615
Employers	18,543,149	10,459,440	29,002,589	17,181,039	10,011,854	27,192,893
Transfer from MSCH Plan	7,233,121	-	7,233,121	-	-	-
Forfeited employers' contributions	(538,554)	(1,345,511)	(1,884,065)	(526,991)	(505,270)	(1,032,261)

Total additions	63,785,580	9,113,929	72,899,509	64,720,426	41,857,581	106,578,007

Deductions allocated from Master Trust:
Benefits paid to participants	57,315,640	5,497,311	62,812,951	58,298,343	3,383,950	61,682,293
Administrative expenses	554,269	111,510	665,779	671,935	44,215	716,150
Plan interest in Master Trust investment loss:
Net depreciation in fair value of investments	41,034,253	14,137,676	55,171,929	-	-	-

Total deductions	98,904,162	19,746,497	118,650,659	58,970,278	3,428,165	62,398,443

Interfund transfers	3,887	(3,887)	-	(1,698)	1,698	-

Net increase (decrease)	(35,114,695)	(10,636,455)	(45,751,150)	5,748,450	38,431,114	44,179,564

Net assets available for benefits:
Beginning of year	466,819,034	68,582,310	535,401,344	461,070,584	30,151,196	491,221,780

End of year	$431,704,339	$57,945,855	$489,650,194	$466,819,034	$68,582,310	$535,401,344

The accompanying notes are an integral part of the financial statements.

Humana Retirement and Savings Plan

Notes to Financial Statements

1. Summary of Plan:

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering coordinated health insurance coverage and related services through traditional and interest-based plans, primarily to employer groups and government sponsored plans. This document describes the Plan during 2000 and 2001. See "subsequent events" review for changes effective January 1, 2002.

a. Contributions: The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994. No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 14% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, which was $10,500 for both 2001 and 2000. Effective January 1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December 31, 2001, the Company had not elected to begin this automatic contribution. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and shall be invested in the Humana Common Stock Fund.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the Company makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986 as amended.

Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. During 2000 and 2001, the Plan offered eight mutual funds and the Humana Common Stock Fund as investment options. In the absence of such allocation, contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine investment options and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's election rather than transferring strictly based on the value at the closing price.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

b. Withdrawals, continued: Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Thrift and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the participant notes receivables. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

b. Valuation of Investments: The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income (reported net of administrative expenses) less actual distributions. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Securities for which no market quotation was readily available are valued at fair value as determined by National City Trust, the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable and investments in money market funds are valued at cost which approximates fair value.

Traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Merger:

On January 1, 2001 the assets of the Memorial Sister of Charity Health Network I, Inc. 401(k) Plan (MSCH) were merged with the Plan. The market value of the assets as of January 1, 2001 was $7,233,121.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments:

For 2000 and 2001, the Plan's investment assets are held in the Humana Retirement and Savings Master Trust (Master Trust) by a custodian trust company. Earnings of the Master Trust are allocated between the Plan and the Humana Puerto Rico 1165(e) Retirement Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total Plan assets.

The following table presents the fair value/contract value of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets have been separately identified.
	2001	2000
	Fair Value/	Fair Value/
	Contract Value	Contract Value
Investments, at fair value:
Plan interest in Master Trust	$469,956,715	$508,432,049

During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value $(55,171,929) and $41,217,573, respectively.

As of December 31, 2001 and 2000, the Plan's interest in the Master Trust was 99.5% and 99.6%, respectively. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

The Plan enters into arrangements known as synthetic GICs which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $2,178,536 and $956,790 on December 31, 2001 and 2000, respectively.

The fair value of the investments carried at contract value in the Master Trust at December 31, 2001 and 2000 was $99,475,491 and $87,056,928, respectively. The average yield and crediting interest rate approximated 6.0% and 6.4% for 2001 and 2000, respectively.

The per share closing price of the Company's common stock was $11.79 and $15.25 on December 31, 2001 and 2000, respectively. On June 7, 2002, the per share closing price of the Company's common stock was $15.39.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The fair value of net assets available for benefits of the Master Trust as of December 31, 2001 and 2000 is described in the following table:

ASSETS	2001	2000

Investments, at fair value:
Common stock:
Humana Inc. Common Stock	$97,603,998	$121,313,476
Mutual funds:
State Street Flagship Domestic Index Fund	73,537,139	88,504,330
PIMCO Funds	-	3,503,448
Putnam Fund of Boston	301,139	-
Putnam Fund for Growth & Income	347,375	-
Putnam Voyager Fund	811,007	-
Putnam OTC - Emerging Growth Fund	209,876	-
Putnam Diversified Income Trust	165,545	-
Putnam International Growth Fund	314,552	-
Putnam Equity Income Fund	441,106	-
Invesco Value Trustee Fund	-	25,165,184
IDS New Dimensions Fund	-	17,271,520
Harbor International Fund	-	27,369,008
Blackrock Fund	-	37,188,870
Fidelity Contrafund	-	88,350,587

	173,731,737	408,666,423
Obligations due within one year:
Armada Money Market Fund	192,102,659	5,492,065
Putnam Money Market Fund	1,116,918	-

	193,219,577	5,492,065
Investments, at contract value:
Investment contracts - banks:
Bank of America Synthetic GIC	4,009,941	3,783,229
Caisse Des Depots	-	3,833,647
Caisse Des Depots Synthetic GIC	3,563,692	3,395,913
G.E. Life & Annuity ASR Co.	2,618,682	-
JP Morgan Chase Bank Synthetic GIC	7,079,906	6,638,289
State Street Bank & Trust Synthetic GIC	15,290,678	8,123,124
UBS AG Synthetic GIC	16,320,588	9,796,140

	48,883,487	35,570,342

	415,834,801	449,728,830

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

ASSETS	2001	2000

Investments, at contract value, continued:
Investments contracts - insurance companies:
Allstate Life Insurance Co.	$ -	$4,090,980
Allstate Life Insurance Co. Synthetic GIC	5,632,907	5,299,879
Continental Assurance Co. Synthetic GIC	-	12,236,921
John Hancock Mutual Life	2,810,769	2,814,319
John Hancock Mutual Life Synthetic GIC	5,670,611	5,337,997
Metropolitan Life Insurance Co. Group Annuity	14,151,220	1,818,435
Monumental Life Insurance Co.	-	2,471,705
Monumental Life Insurance Co., Synthetic GIC	13,501,314	9,758,762
New York Life Insurance Co., Group Annuity	-	596,170
New York Life Insurance Co., Group Annuity	639,213	1,518,283
Prudential Insurance Co.	4,722,067	4,423,067

	47,128,101	50,366,518
Participant notes receivable:
Various	9,286,654	10,118,940

Total investments	472,249,556	510,214,288

Cash	1,587	-
Receivable from participating employers for participant
withholdings and employers' contributions	20,239,404	18,386,228
Accrued interest and dividends	18,883	9,716,282

Total assets	492,509,430	538,316,798

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Cash overdraft	-	24,335
Due to broker	-	505,289
Accrued expenses	108,843	215,832
Forfeited employers' contributions available to reduce future
employers' contributions	75,040	24,640

Total liabilities	183,883	770,096

Net assets available for benefits	$492,325,547	$537,546,702

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

4. Investments, continued:

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Additions:
Investment income:
Net appreciation in fair value of investments	$2,247,928	$41,526,741
Interest	6,497,727	6,350,903
Dividends	1,768,398	2,105,512

	10,514,053	49,983,156
Transfer from participating plans for contributions:
Participants	30,726,196	31,054,633
Employers	29,553,955	27,645,373
Transfer from the MSCH Plan	7,233,121	-
Forfeited employers' contributions	(1,900,632)	(1,066,064)

Total additions	76,126,693	107,617,098

Deductions:
Transfer to participating plans for benefit payments	63,057,502	61,877,894
Administrative expenses	668,665	717,974
Net depreciation in fair value of investments	57,621,681	-

Total deductions	121,347,848	62,595,868

Net increase (decrease)	(45,221,155)	45,021,230

Net assets available for benefits:
Beginning of year	537,546,702	492,525,472

End of year	$492,325,547	$537,546,702

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:
	December 31,
	2001	2000
Net assets available for benefits per the
financial statements	$489,650,194	$535,401,344
Amount allocated to withdrawing participants	-	(229,225)

Net assets available for benefits per the Form 5500	$489,650,194	$535,172,119

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	For the Year Ended December 31,
	2001	2000

Benefits paid to participants per the financial statements	$62,812,951	$61,682,293
Add: Amounts allocated to withdrawing
participants at end of year	-	229,225
Less: Amounts allocated to withdrawing
participants at beginning of year	(229,225)	(789,986)

Benefits paid to participants per the Form 5500	$62,583,726	$61,121,532

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. Income Tax Status:

The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated December 15, 1999, that the Plan and related Master Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Humana Retirement and Savings Plan

Notes to Financial Statements, Continued

7. Subsequent Event:

Effective January 1, 2002 Humana appointed Schwab Retirement Plan Services, as the new recordkeeper and Charles Schwab Trust Company as the Trustee. With the move to the new Trustee, Humana's Master Trust was divided into a trust for the Humana Retirement and Savings Plan and a Trust for the Humana Puerto Rico 1165(e) Retirement Plan. In addition, Humana made the following material changes to the plans:

    The Company matches the contributions of participants immediately upon their participating in the plan, rather than after one year of service.

    Participants are vested in the Company match funds at the end of three years' of employment, with no phased vesting.

    Participants may direct that the Company match, which is initially contributed to the Humana Unitized Common Stock Fund, be transferred to any other fund or funds offered in the plan.

    Participants may contribute funds on an after-tax basis; however, no Company match is made on the after-tax contributions.

    The maximum deferral percentage is increased to 35% of participants' annual compensation, subject to IRS limitations.

    Participants over age 50 may make additional "catch-up" contributions to the extent permitted by law.

    Eligibility requirements relating to numbers of hours worked are eliminated.

    The minimum amount of in-service withdrawals and loans is increased to $1,000.

    An automatic contribution in the amount of 3% of compensation shall be made for any employee upon hire, unless the employee elects not to participate or selects a different percentage.

    Ten investment options are offered through the Plan, including the Humana Unitized Common Stock Fund and a Personal Choice Retirement Account, which is a brokerage window within the plan.

8. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

9. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

	Description of Investment Including	Fair Value/
	Maturity Date, Rate of Interest,	Contract
Issuer	Collateral, Par or Maturity Value	Value

Investments, at fair value:
Plan interest in Master Trust	Various	$469,956,715

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2001
Current Value
					Expense		of Asset on
		Purchase	Selling	Lease	Incurred With	Cost of	Transaction	Net
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	Gain (Loss)

No reportable transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

    /s/   James H. Bloem

Humana Inc.
James H. Bloem
Senior Vice President and
Chief Financial Officer

June 24, 2002

Exhibit

Exhibit Index

Exhibit 23 Consent of Independent Accountants